Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

FOURTH RESTATED CERTIFICATE OF INCORPORATION

Avici Systems Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST:	That, at a meeting of the Board of Directors held on September 17, 2002, the Board of Directors of Avici Systems Inc. (the “Corporation”) duly and validly adopted the following resolution:

RESOLVED:	That a proposed amendment to the Fourth Restated Certificate of Incorporation of the Company (the “Amendment”), effecting a change in Article FOURTH thereof so that said Article FOURTH shall be amended as set forth in Exhibit A hereto, is recommended to the stockholders of the Company for their consideration and approval as being in the best interests of the Company.

SECOND:	That the stockholders of the Corporation duly adopted such resolution at a Special Meeting of Stockholders held on November 8, 2002, in accordance with the provisions of Section 211 of the General Corporation Law of the State of Delaware.

THIRD:	That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Avici Systems Inc., has caused this certificate to be executed by Steven B. Kaufman, its President, and attested to by Paul F. Brauneis, its Treasurer, on this 8th day of November, 2002.

AVICI SYSTEMS INC.

By:	/s/ STEVEN B. KAUFMAN
Name: Steven B. Kaufman Title: President

ATTEST:

By:	/S/ PAUL F. BRAUNEIS
Name: Paul F. Brauneis Title: Treasurer

Exhibit A

The first paragraph of Article FOURTH shall be deleted in its entirety and replaced with the following two paragraphs:

Effective upon the filing of a Certificate of Amendment of Fourth Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Date”), each four (4) shares of Common Stock, $.0001 par value per share (the “Old Common Stock”), then issued and outstanding or held in the treasury of the Corporation at the close of business on the Effective Date shall automatically be combined into one (1) share of Common Stock, $.0001 par value per share (the “New Common Stock”), of the Corporation without any further action by the holders of such shares of Old Common Stock (and any fractional shares resulting from such exchange will not be issued but will be paid out in cash equal to such fraction multiplied by the average of the high and low trading prices of the Common Stock on the National Market during regular trading hours for the five trading days immediately preceding the Effective Date). Each stock certificate representing shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled. The New Common Stock issued in this exchange shall have the same rights, preferences and privileges as the Common Stock (as defined below).

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 255,000,000 shares, consisting of 250,000,000 shares of Common Stock, $.0001 par value per share (“Common Stock”), and 5,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”).